                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                                TANDYCRAFTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 2 of 17 Pages
--------------------------                             -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    926,259**
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                926,259**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     926,259**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 100,860 Shares of Common Stock issued to Steel Partners II,
            L.P. pursuant to the terms of a certain  Settlement  Agreement dated
            November 21, 2000 by and among Tandycrafts,  Inc. and certain of its officers and  directors,  and Steel  Partners  II,  L.P.,  Warren G.
            Lichtenstein,  Newcastle Partners,  L.P., Mark Schwarz,  Glen Kassan
            and certain of their affiliates (the "Settlement Agreement").

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 3 of 17 Pages
--------------------------                             -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   926,259**
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                926,259**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     926,259**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 100,860 Shares of Common Stock issued to Steel Partners II,
            L.P. pursuant to the terms of the Settlement Agreement.

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 4 of 17 Pages
--------------------------                             -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 5 of 17 Pages
--------------------------                             -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 6 of 17 Pages
--------------------------                             -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 7 of 17 Pages
--------------------------                             -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 8 of 17 Pages
--------------------------                             -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    - 0 -
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                   Page 9 of 17 Pages
--------------------------                             -------------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Item 2 (a) - (c) is hereby amended and restated as follows:

                 (a) This  Statement  is filed on behalf of Steel  Partners  II,
L.P.,  a  Delaware  limited   partnership   ("Steel  Partners  II"),  Warren  G.
Lichtenstein,  Newcastle  Partners,  L.P., a Texas limited  partnership  ("NP"),
Newcastle  Capital  Management,  L.P.,  a  Texas  limited  partnership  ("NCM"),
Newcastle Capital Group, L.L.C., a Texas limited liability company ("NCG"), Mark
E. Schwarz and Glen M. Kassan.

                 Each of the foregoing  are referred to as a "Reporting  Person"
and  collectively as the "Reporting  Persons." Steel Partners L.L.C., a Delaware
limited  liability  company  ("Partners  LLC"),  is the general partner of Steel
Partners II. The sole executive  officer and managing  member of Partners LLC is
Warren G.  Lichtenstein,  who is Chairman of the Board,  Chief Executive Officer
and  Secretary.   By  virtue  of  his  position  with  Steel  Partners  II,  Mr.
Lichtenstein  may be deemed to be the  beneficial  owner of all Shares of Common
Stock held by Steel Partners II. Because Mark E. Schwarz is the managing  member of NCG, which is the general partner of NCM (with Mark E. Schwarz,  NCG and NCM, hereinafter  referred  to as the  "Controlling  Persons"),  which in turn is the general  partner  of  NP,  the  Controlling  Persons  may  be  deemed  to be the beneficial owners of all Shares of Common Stock held by NP. Glen M. Kassan is an employee of Steel Partners, Ltd., an affiliate of Steel Partners II. Each of the
Reporting  Persons  is party to a Joint  Filing  Agreement  with  respect to the filing  of this  Schedule  13D  and all  amendments  thereto.  Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

                 (b) The  principal  business  address  of  Steel  Partners  II,
Partners LLC, Warren G. Lichtenstein and Glen M. Kassan is 150 East 52nd Street,
21st Floor, New York, New York 10022.

                 The  principal  business  address of NP,  NCM,  NCG and Mark E.
Schwarz is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

                 (c) The  principal  business/occupation  of Steel  Partners II,
Partners LLC and Messrs.  Lichtenstein and Kassan is investing in the securities of small-cap companies.

                 Mark E.  Schwarz is the managing  member of NCG. The  principal business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in securities.

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 10 of 17 Pages
--------------------------                             -------------------------

     Item 3 is hereby amended and restated as follows:

                 Of the 926,259  Shares of Common Stock owned by Steel  Partners
II, 825,399 Shares were acquired with partnership  funds for a purchase price of
$29,372.  In  consideration  of the execution of the Settlement  Agreement,  the
Issuer  issued the balance of 100,860  Shares of Common Stock to Steel  Partners
II.

                 NP currently owns one Share of Common Stock,  the cost of which was nominal.  The Share owned by NP was acquired with partnership funds. Neither
NCG nor NCM directly owns any Shares of Common Stock.

     Item 5 (a) - (b) is hereby amended and restated as follows:

                 (a) and (b) The aggregate  percentage of Shares of Common Stock reported  owned by each  person  named  herein is based upon  12,280,897  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the Issuer's preliminary proxy statement filed October 19, 2000.

                 As of the close of business on October 8, 2002,  Steel Partners
II  beneficially  owned 926,259  Shares of Common  Stock,  consisting of 100,860
Shares issued  pursuant to the Settlement  Agreement and 825,399 Shares acquired
in  private  transactions,   constituting   approximately  7.5%  of  the  Shares
outstanding.  Mr. Lichtenstein  beneficially owned 926,259 Shares, consisting of
100,860 Shares issued  pursuant to the  Settlement  Agreement and 825,399 Shares acquired in private transactions,  constituting approximately 7.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 926,259  Shares owned by Steel  Partners II by virtue of his authority to vote and dispose of such Shares.

                 As of the close of business on October 8, 2002, NP beneficially owned  one  Share of  Common  Stock,  constituting  less  than 1% of the  Shares outstanding.  NCM, as the general  partner of NP, may be deemed to  beneficially own the one Share of Common Stock  beneficially  owned by NP,  constituting less than 1% of the Shares outstanding.  NCG, as the general partner of NCM, which in turn is the general  partner of NP, may also be deemed to  beneficially  own the one Share of Common Stock beneficially owned by NP, constituting less than 1% of the Shares outstanding.  Mr. Schwarz, as the managing member of NCG, the general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to  beneficially  own the one Share of Common  Stock  beneficially  owned by NP, constituting less than 1% of the Shares outstanding.

                 Currently,  Mr. Kassan does not  beneficially own any Shares of
Common Stock.

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 11 of 17 Pages
--------------------------                             -------------------------

     Item 5(c) is hereby amended to add the following:

                 Schedule  A  annexed  hereto  lists  all  transactions  in  the
Issuer's Common Stock during the past sixty days by the Reporting  Persons.  All of such transactions were effected in the open market.

     Item 7 is hereby amended to add the following exhibit:

                 2. Joint Filing Agreement by and among Steel Partners II, L.P.,
Warren  Lichtenstein,  Newcastle Partners,  L.P.,  Newcastle Capital Management,
L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz and Glen M. Kassan, dated as of October 8, 2002.

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 12 of 17 Pages
--------------------------                             -------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2002                 STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           ------------------------------------
                                           Warren G. Lichtenstein,
                                           Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

                                       NEWCASTLE PARTNERS, L.P.

                                       By:  Newcastle Capital Management, L.P.
                                            General Partner

                                       By:  Newcastle Capital Group, L.L.C.
                                            General Partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By:  Newcastle Capital Group, L.L.C.
                                            General Partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           Managing Member

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 13 of 17 Pages
--------------------------                             -------------------------

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           Managing Member

                                       /s/ Mark E. Schwarz
                                       -----------------------------------------
                                       Mark E. Schwarz

                                       /s/ Glen M. Kassan
                                       -----------------------------------------
                                       Glen M. Kassan

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 14 of 17 Pages
--------------------------                             -------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

        Shares of Common Stock               Price Per                Date of
           Purchased/(Sold)                  Share($)             Purchase/(Sale)
           ----------------                  --------             ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
               (350,000)                     $.01030                (10/02/02)
               (200,000)                     $.01000                (10/03/02)
               (210,000)                     $.01020                (10/08/02)

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
                                      None

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                       ----------------------------------
                                      None

                        NEWCASTLE CAPITAL GROUP, L.L.C.
                        -------------------------------
                                      None

                                 MARK E. SCHWARZ
                                 ---------------
                                      None

                                 GLEN M. KASSAN
                                 --------------
                                      None

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 15 of 17 Pages
--------------------------                             -------------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.    Joint Filing Agreement by and among Steel Partners II, L.P.,         --
      Warren Lichtenstein, Newcastle Partners, L.P., Mark Schwarz
      and Glen M. Kassan, dated as of November 2, 2001 (previously filed).

2.    Joint Filing Agreement by and among Steel Partners II, L.P.,      16 - 17
      Warren Lichtenstein, Newcastle Partners, L.P., Newcastle
      Capital Management, L.P., Newcastle Capital Group, L.L.C.,
      Mark E. Schwarz and Glen M. Kassan, dated as of October 8,
      2002.

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 16 of 17 Pages
--------------------------                             -------------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  (including amendments  thereto) with respect to the Common Stock of Tandycrafts,  Inc. This
Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 8, 2002                 STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           ------------------------------------
                                           Warren G. Lichtenstein,
                                           Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

                                       NEWCASTLE PARTNERS, L.P.

                                       By:  Newcastle Capital Management, L.P.
                                            General Partner

                                       By:  Newcastle Capital Group, L.L.C.
                                            General Partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By:  Newcastle Capital Group, L.L.C.
                                            General Partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           Managing Member

--------------------------                             -------------------------
CUSIP No. 875386104                    13D                  Page 17 of 17 Pages
--------------------------                             -------------------------

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           Managing Member

                                       /s/ Mark E. Schwarz
                                       -----------------------------------------
                                       Mark E. Schwarz

                                       /s/ Glen M. Kassan
                                       -----------------------------------------
                                       Glen M. Kassan